EXHIBIT 99.1

Northern Dynasty: Alaska Court Grants Motion to Add USACE to Existing EPA Complaint

August 19, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) report that the U.S. Federal District Court in Alaska (the “Court”) has granted the motion to modify the existing complaint against the Environmental Protection Agency (“EPA”) by adding the US Army Corps of Engineers (“USACE”) as another defendant.

On June 10, 2024, Northern Dynasty and PLP filed a motion for leave to file an amended complaint with the Court to reverse the USACE decision to deny the project a permit.

“In this decision the Court accepted our argument that the veto, to a large extent, was based on the USACE permit denial and therefore the cases are related and should be heard together,” said Ron Thiessen, President and CEO of Northern Dynasty.

Mr. Thiessen continued, “The intent of this litigation is to put the permitting process for Pebble back on track, after it was derailed by wrongful actions taken by both EPA and the USACE, for political purposes. The Court’s decision allows us to expose the flawed and interrelated actions by both agencies in one complaint. Combining these cases is more efficient in terms of time and expense than trying them separately, and we are pleased the Court has agreed with our position. In addition, we believe that critical evidence and testimony in the Administrative Appeal process will demonstrate the erroneous and political nature of the permit denial and subsequent EPA veto.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding: (i) the ability of the Pebble Project to ultimately secure all required federal and state permits, (ii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (iii) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act through legal actions; and (iv) the ability to secure the financing required to develop the Pebble Project.

Although Northern Dynasty (“NDM”) believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the USACE remand decision and EPA’s Final Determination.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses and (ii) NDM will be successful in its legal action against the EPA and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project; and (iii) NDM will be able to secure the financing required to develop the Pebble Project.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2023, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2023 and for the six months ended June 30, 2024 as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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